Filed by Dragoneer Growth Opportunities Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp.

(Commission File No. 333-254845)

The following presentation was made available by CCC Information Services Inc. on April 13, 2021.

INVESTOR PRESENTATION CONFIDENTIAL APRIL 2021 1 ©2021 CCC Information Services Inc. All rights reserved.

D i s c l a i m e r This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Dragoneer Growth Opportunities Corp. (“DGOC”) and Cypress Holdings, Inc. and its subsidiaries (“CCC” or the “Company”). The information contained herein does not purport to be all-inclusive and none of DGOC, the Company or their respective directors, officers, stockholders or affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation or any other written or oral communication communicated to the recipient in the course of the recipient’s evaluation of DGOC or the Company. The information contained herein is preliminary and is subject to change, and such changes may be material. The Company's business is subject to a number of risks that are not described in this Presentation, including those set forth in the description of forward-looking statements below and the forward-looking statements and risk factors further described in the registration statement on Form S-4 filed by DGOC with the Securities and Exchange Commission (“SEC”) on March 30, 2021 (as may be amended or supplemented from time to time) (the “Registration Statement”), which has not yet become effective and which contains a preliminary prospectus and proxy statement. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of DGOC, the Company or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon them merits of the Business Combination or the accuracy or adequacy of this Presentation. Forward-Looking Statements. Certain statements in this Presentation are forward-looking statements. Forward-looking statements generally relate to future events or DGOC’s or the Company’s future financial or operating performance. For example, projections of future Revenue, Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by DGOC and its management, and CCC and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination or amendment of definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against DGOC, CCC, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of DGOC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of DGOC or CCC as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; (10) the possibility that DGOC, CCC or the combined company may be adversely affected by other economic, business and/or competitive factors, such as the COVID-19 pandemic; (11) CCC’s estimates of its financial performance, expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement, DGOC’s final prospectus relating to its initial public offering dated August 13, 2020 and in subsequent filings with the SEC. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not rely on forward- looking statements, which speak only as of the date they are made. Neither DGOC nor the Company undertakes any duty to update these forward-looking statements. Non-GAAP Financial Measures. This Presentation includes certain financial measures not presented in accordance with generally accepted accounting principles in the U.S. (“GAAP”), including, but not limited to, Revenue, Adjusted Revenue, Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Margin, in each case presented on a non-GAAP basis, and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to footnotes where presented on each page of this Presentation or to the Appendix found at the end of this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measures evaluated in accordance with GAAP. 2

D i s c l a i m e r ( C o n t ’ d ) This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Use of Projections. This Presentation contains financial forecasts with respect to the Company’s projected financial results, including Revenue and Adjusted EBITDA, for the Company's fiscal year 2021, as well as our long-term guidance. Neither the Company’s independent auditors, nor the independent registered public accounting firm of DGOC, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including those references under “forward looking statements”. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data. In this Presentation, DGOC and CCC rely on and refer to certain information and statistics obtained from third-party sources including reports by market research firms. Neither DGOC nor CCC has independently verified the accuracy or completeness of any such third-party information. You are cautioned not to give undue weight to such industry and market data. This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, (C), (R) or TM symbols, but DGOC and the Company will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information. In connection with the proposed Business Combination, including the domestication of DGOC as a Delaware corporation, DGOC filed the Registration Statement with the SEC on March 30, 2021, which has not yet been declared effective by the SEC, containing a preliminary proxy statement and a preliminary prospectus of DGOC, and after the registration statement is declared effective, DGOC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. DGOC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain important information about CCC, DGOC and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of DGOC as of a record date to be established for voting on the proposed Business Combination. Shareholders are also be able to obtain copies of the preliminary proxy statement/prospectus, and, when available, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website www.sec.gov. Participants in the Solicitation. DGOC and its directors and executive officers may be deemed participants in the solicitation of proxies from DGOC’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in DGOC is contained in DGOC’s proxy statement/prospectus filed with the SEC on March 30, 2021, referred to above, and is available free of charge at the SEC’s web site at www.sec.gov. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DGOC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the proxy statement/prospectus for the proposed Business Combination filed with the SEC on March 30, 2021, referred to above, and is available free of charge at the SEC’s website at www.sec.gov. 3

C C C / D r a g o n e e r / A d v e n t L e a d e r s h i p Githesh Ramamurthy Marc Fredman Barrett Callaghan Brian Herb Chairman & Senior Vice President, Executive Vice President, Executive Vice President, Chief Chief Executive Officer Chief Strategy Officer Markets and Customer Success Financial Officer, and Chief Administrative Officer Githesh joined CCC in 1992 as EVP / CTO. Marc leads CCC’s overall strategy Barrett is responsible for CCC’s market In 1996 he helped take CCC public and and corporate development activities. and customer success functions. Brian leads finance, human resources, in 1999 he became CEO. In June 2000 He joined CCC in 2014. He first joined CCC in 1993. and legal. He has 20 years of experience he was elected chairman of the board. in senior financial positions. Marc Stad Christian Jensen Eric Wei Founder and CEO of Partner at Partner at Dragoneer Investment Group Dragoneer Investment Group Advent International 4

D r a g o n e e r I n v e s t m e n t G r o u p o v e r v i e w Companies People Capital Base § Focus on backing exceptional growth businesses with § Top talent who have demonstrated a pattern of § >$14 billion in total assets under management sustainable differentiation and superior economic excellence § Long-duration capital from the highest quality models § Led by co-founder and Managing Partner, Marc Stad, partners, including endowments and foundations, § Opportunistically invest in both private and public and co-founder and COO, Pat Robertson sovereign wealth funds, pensions, and institutional companies across industries and geographies, with a family offices § 7 partners supported by a team of over 40 particular focus on software and internet businesses § Hybrid evergreen fund and private equity funds The Dragoneer Approach Deeply Analytical Preservation Focus on Flexible + Opportunistic Team of Capital Growth Companies Approach Best in-class SPAC Board of Directors with several years of operating and governance experience spanning wide-ranging sectors Sarah J. Friar Douglas Merritt David Ossip Gokul Rajaram Jay Simons CEO of Nextdoor President and CEO of Splunk Chairman and CEO of Ceridian Product Executive at DoorDash Former President of Atlassian (~$28bn market cap) (~$16bn market cap) (~$60bn market cap) (~$58bn market cap) 5 5

CCC and Dragoneer: A partnership of excellence CCC is a Market-Leading Vertical SaaS Company that Drives Significant Customer Value and ROI, Leading to Durable Differentiation, an Excellent Economic Model, and a Large Addressable Market with Long-Term Tailwinds What Dragoneer Looks for in a Company What Dragoneer Found in CCC Mission critical software platform that drives strong revenue expansion and cost efficiencies for its customers, leading Delivers significant and unique value to customers 1 to a delighted and growing customer base with an industry-leading NPS of 80 Leader in an estimated $35bn+ global P&C claims software market that is growing at ~5% annually and in the early Leader in a large and growing TAM 2 innings of a long-term digitization trend 1 Adjusted EBITDA margins of 30%+ and expanding, driven by strong operating leverage and an efficient cross-sell Exceptional economic model 3 motion reinforced by 96% recurring software revenues 3 Led by Githesh Ramamurthy, the company’s CEO for the past 20 years of growth , and a senior management team with World class management team 4 deep industry experience 2 100% multi-tenant cloud platform powered by hyper-scale technology, deep proprietary data assets, multiple network Differentiated technology platform 5 effects, real-world AI solutions, and durable customer relationships Industry leading investments in R&D have created an innovation culture that has consistently developed products to Proven R&D engine 6 solve customer needs and paved the way for a long runway of growth 3 20+ consecutive years of growth , accelerating in the past 5 years and with multiple upside levers going forward, driven Sustainable revenue growth 7 by software revenue and supported by decades-long customer relationships The rising demands of automotive safety technologies (e.g., autonomous vehicles and ADAS) increase the cost and Capitalizing on long-term industry tailwinds 8 complexity of the insurance economy, creating long-term opportunities for CCC products Compelling valuation Attractive valuation relative to comparables with multiple levers for outperformance in the near- and long-term 9 1. Adjusted EBITDA margin is a non-GAAP financial measure. Calculated as Adjusted EBITDA divided by Adjusted Revenue. See “Disclaimer-Non-GAAP Financial Measures” 6 2. Solutions rely on CCC and third-party hosted storage or processing, including private and public infrastructure 3. Calculated on an adjusted revenue non-GAAP basis. Total revenue is adjusted to exclude Casualty 1st Party Clinical (divested 2020) and discontinued Europe and Consumer Services businesses (discontinued 2001)

A d v e n t I n t e r n a t i o n a l o v e r v i e w • Founded in 1984, Advent International is one of the largest and most experienced global private equity firms • With 15 offices across four continents, our globally integrated team focuses on buyouts and growth equity investments in five core sectors • We seek to invest in leading companies and partner with management to create value through sustained revenue and earnings growth • Since initiating our private equity strategy in 1989, we have invested $52 billion in over 360 private equity investments across 41 countries • As of September 30, 2020, Advent managed $66 billion in assets Advent Approach in Context Experts in Vertical Software / Tech Growth Orientation History of Successful IPOs § We focus on long-term growth, which stems § 130 of Advent’s portfolio companies have § Our core strategy in tech focuses on backing from our heritage in venture and growth- completed IPOs on 30+ stock exchanges mission-critical platforms with leading market share that are modernizing and digitizing large equity investing§ We are especially proud of the post-IPO § As such, our companies tend to have very performance of these companies, which addressable markets strong customer and product orientations underscores our long-term orientation § CCC embodies this approach as the leading § Majority of our historical returns have been § On average, Advent IPOs return ~5x relative to SaaS platform in its market with a track record 2 driven by top-line growth the market, appreciating >45% in the first year of platform expansion 1 § Largest NA investment in flagship GPE XIII relative to the <10% performance for their 3 indicies Advent Team Investments th 1. GPE XIII is Advent’s 8 flagship global private equity fund, CCC represents the largest North American investment by entry equity check size for the fund 2. Reflects first year share price performance of Advent GPE investments that have priced over the past 5 years 7 3. Average change of indices a year after pricing of Advent investments has been 9% vs. Advent investment price change of 47%

C O M P A N Y O V E R V I E W ©2021 Information Services Inc. All rights reserved.

C C C : T h e S a a S p l a t f o r m f o r t h e P & C i n s u r a n c e e c o n o m y INSURERS REPAIR FACILITIES 1 2 300 + 25,000 + Mission-critical AI-enabled (99.96% uptime) SaaS solutions to digitize Complete repair facility operating insurer workflows and drive optimal system to attract, deliver, and PARTS OEMs decisions and customer outcomes manage quality repairs SUPPLIERS All major Cloud 4,000+ OEMS NAME HERE Enabling experiences for Solutions to 40M+ consumers annually enhance OEM Score value & customer Score experience across NAME HERE 30K+ E-commerce solutions to enable vehicle lifecycle 100% SaaS companies parts sales across CCC network Integrations and data to connect Long-term opportunities for new OTHERS other participants to CCC network markets and solutions Lenders, Fleets, Salvage, Tow, Ridesharing, Diagnostics, & more Our platform helps customers drive revenue and profitability across >$100 billion of transactions annually 1. Includes self-insurers and other entities processing insurance claims 9 2. Includes other entities that estimate damaged vehicles ©2021 CCC Information Services Inc. All rights reserved.

C C C a t a g l a n c e Company overview 100% 30K+ 20+ § Mission-critical cloud platform for highly Multi-tenant Total Consecutive interconnected P&C insurance economy 1 2 cloud platform customers years of growth § Software powers customers’ growth, core operations, and profitability Business overview 96% 80 10% Recurring Net Promoter 2015 - 2019 § $35B+ market opportunity with numerous 4 2 software revenue Score revenue CAGR growth adjacencies § Competitive advantage driven by multiple network effects, deep integrations, and unique, proprietary applications and data 98% 107% 34% § Strong recurring revenue business model Gross Dollar Net Dollar Adjusted EBITDA with high customer retention, expanding 4 3 3 margin Retention Retention margins, and sustained long-term growth 1. Solutions rely on CCC and third-party hosted storage or processing, including private and public infrastructure 2. Calculated on an adjusted revenue non-GAAP basis. Total revenue is adjusted to exclude Casualty 1st Party Clinical (divested 2020) and discontinued Europe and Consumer Services businesses (discontinued 2001) 3. Calculated as of December 2019. See “Definitions” in Appendix 4. Calculated as of December 2020 and reflects preliminary financial results. See Disclaimer-Use of Projections“ and Definitions in the Appendix. Adjusted EBITDA margin is a non-GAAP financial measure. 10 Calculated as Adjusted EBITDA divided by Adjusted Revenue. See “Disclaimer-Non-GAAP Financial Measures” and the Appendix for a reconciliation to the most directly comparable GAAP measure ©2021 CCC Information Services Inc. All rights reserved.

C C C i s d i g i t i z i n g t h e P & C i n s u r a n c e e c o n o m y 1 P&C insurance (US) Nearly half Auto (45%) of entire P&C insurance market is auto, 3 growing ~7% annually Claims 205B 1 of 3 P&C insurance premium dollars ~$600B Non-Auto (55%) 2 is spent on auto claims DWP The CCC Cloud 70B powers the resulting complex economy 4 Other 1. Excludes life insurance 2. DWP: Direct written premiums 3. 5-year CAGR between 2013 and 2018 4. Includes sales and marketing, underwriting, and other costs, plus profit 11 Source: CCC data, A.M. Best © A.M. Best Company – used by permission ©2021 CCC Information Services Inc. All rights reserved.

C C C ’ s l e a d i n g p o s i t i o n i s b u i l t u p o n t w o f o u n d a t i o n a l p i l l a r s CCC stats Auto Insurance Pillars ~80% of auto claims ~80% of volume paid by are repairable insurers 300+ ~$50B paid to repairers ~40% of volume sourced 1 insurers each year via DRP Repair Insurers Repair channel critical Digital insurer Facilities (Claims) Direct Repair to accurate, efficient connections foster Programs (DRP) 25K+ outcomes growth and efficiency create network effect and 2 repair facilities CCC SaaS solutions digitize Complete repair facility operating accelerate insurer workflows to optimize system to attract, deliver, and digital adoption decisions and customer outcomes manage quality repairs § Claims intake§ Lead generation CCC launched DRP 155K+ § Triage and routing§ Consumer engagement in 1992 and powers § Claims assessment§ Repair operations most DRP connections § Network assignments§ Repair information and services in industry today (network DRP connections § Audit and review§ Shop management management, assignments, § Analytics and reporting§ Analytics and reporting and end-to-end workflow) 1. Includes self-insurers and other entities processing insurance claims 2. Includes other entities that estimate damaged vehicles 12 Source: CCC data ©2021 CCC Information Services Inc. All rights reserved.

C o n s i s t e n t l o n g - t e r m a n d a c c e l e r a t i n g g r o w t h Resilient Business Model 1 Total company adjusted revenue 1 20+ consecutive years of growth across multiple market cycles Resilient business model driven by long-term customer value and recurring revenue Continued quarter-over-quarter growth through COVID in 2020 ’00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 Accelerating Digital Adoption in 2020… 100%+ 5,000+ 4 New repair shops using OEM eProcurement Increase in insurance mobile transactions digital engagement tools programs launched 1. Calculated on an adjusted revenue non-GAAP basis. Total revenue is adjusted to exclude Casualty 1st Party Clinical (divested 2020) and discontinued Europe and Consumer Services businesses (discontinued 2001) 13 Source: CCC data ©2021 CCC Information Services Inc. All rights reserved.

E x p e r i e n c e d m a n a g e m e n t t e a m Mary Jo Prigge Andreas Hecht Githesh Ramamurthy Brian Herb Barrett Callaghan Joe Allen EVP and Chief Service SVP & GM, OEM Chairman & CEO EVP, CFO, and CAO EVP, Markets & SVP & GM, Automotive Delivery Officer Services Group Customer Success Services Group 29 years with CCC 1 year with CCC 22 years with CCC 4 years with CCC 21 years with CCC 29 years with CCC Pete Morowski Marc Fredman Shivani Govil Kevin Ho Kevin Kane Gary Newman EVP and CTO SVP and CSO SVP & CPO SVP & GM, China SVP and CLO SVP and CHRO 8 years with CCC 7 years with CCC Joined CCC in 2021 10 years with CCC 13 years with CCC 15 years with CCC 14 ©2021 CCC Information Services Inc. All rights reserved.

I n v e s t m e n t h i g h l i g h t s Large, acyclical TAM ready for digitization Blue chip customer base #1 industry SaaS platform powered by 100% with strong account retention 1 multi-tenant cloud and ongoing growth potential Mission-critical, deeply Highly recurring and visible SaaS revenue model delivered integrated software with via multi-year subscriptions multiple network effects 2 20+ consecutive years of Highly experienced team growth with many expansion delivering strong growth in opportunities available equity value for 20+ years 1. Solutions rely on CCC and third-party hosted storage or processing, including private and public infrastructure 2. Calculated on an adjusted revenue non-GAAP basis. Total revenue is adjusted to exclude Casualty 1st Party Clinical (divested 2020) and discontinued Europe and Consumer Services businesses (discontinued 2001) 15 Source: CCC data ©2021 CCC Information Services Inc. All rights reserved.

BUSINESS AND PRODUCT OVERVIEW ©2021 Information Services Inc. All rights reserved.

A u t o i n s u r a n c e e c o n o m y i s c o m p l e x a n d i n t e r c o n n e c t e d CCC stats Dealers Medical Providers $100B+ $1T+ 30K+ Aftermarket Parts of txns annually historical data companies Recyclers OEMs Consumers CCC connects the many diverse Other Suppliers participants in the insurance economy Repair Insurers Facilities Labor § Large, complex, and highly Rentals interconnected ecosystem between Sublets insurers and numerous other parties § Single event can require hundreds of Glass micro-transactions to be resolved Lenders § CCC generates revenue from a single Fleets Towing Auctions event multiple times as it flows through the various participants in this economy Government entities Resellers § Unique, hard to replicate assets 1 powered by 100% multi-tenant cloud CCC monetization: CCC facilitation: 1. Solutions rely on CCC and third-party hosted storage or processing, including private and public infrastructure 17 Source: CCC data ©2021 CCC Information Services Inc. All rights reserved. Insurance Economy (Auto)

O u t c o m e s d e p e n d o n c o m p l i c a t e d , h y p e r - l o c a l d e c i s i o n s CCC is the definitive platform for major decisions made throughout the auto insurance economy EVENT-SPECIFIC FACTORS ECOSYSTEM LOCAL GEOGRAPHIC FACTORS 300+ 25K+ 1.4M 4.1B 6.9M 56K Insurance Repair Labor rate Live parts OEM parts Audit rules 1 2 (across carriers) carriers facilities profiles quotes SKUs 155K 4K+ 9.9K 7.3M 2.3M 50M+ Example Auto Collision DRP Parts Regulatory / DOI Consumer Repair Casualty relationships suppliers jurisdictions reviews procedures bill lines Among all available network What local rates and prices apply? What is the exact damage to this specific Sample decisions participants, who needs to be What local regulations apply? vehicle and what is needed to restore it? involved in resolving this Who are the best performing What injuries did or did not occur? powered by CCC particular event? providers in the area? What is the precise cost of resolution? 1. Includes self-insurers and other entities processing insurance claims 2. Includes other entities that estimate damaged vehicles 18 Source: CCC data ©2021 CCC Information Services Inc. All rights reserved.

C C C s o l u t i o n s a d d r e s s m a r k e t n e e d s Insurance Repair Others SaaS solutions that digitize Complete repair facility operating Integrations and data that connect insurer workflows to drive optimal system to attract, deliver, and OEMs, dealers, parts suppliers, decisions and customer outcomes manage quality repairs lenders, TNCs, rental, tow & more Leading Solutions§ Digital engagement§ Lead generation§ Network connections § Decision engines§ Repair operations§ Data and analytics § Workflow automation§ Back-office functions§ Workflow automation § Estimating§ DRP Network Management§ Electronic Purchase Orders § Total Loss Valuation§ Estimating§ Parts Promotion Sample § Casualty Bill Review§ Repair Procedures§ OEM Network Dashboard products § DRP Workflow§ Consumer Status Updates § Recall Notifications § Virtual Inspection§ Shop Management§ Lien + Title Processing Recurring Recurring Recurring subscription + transactional revenue subscription revenue subscription + transactional revenue (long-term exclusive contracts) SaaS Model ~3-5 year ~3 year ~3 year average contract length average contract length average contract length 19 ©2021 CCC Information Services Inc. All rights reserved.

D i g i t i z a t i o n d r i v e n b y b e s t -in - c l a s s S a a S s o l u t i o n s CCC solutions deliver Innovative enterprise and consumer-facing applications to drive tangible ROI by: digitization across insurance economy Facilitating lead generation & growth Digitizing manual processes Increasing efficiency and speed Improving customer experiences 20 ©2021 CCC Information Services Inc. All rights reserved.

W o r l d - c l a s s m u l t i - t e n a n t c l o u d t e c h n o l o g y p l a t f o r m Cloud Enterprise Scale 350M+ 20M+ Annual interface txns Annual assignments Integrations 500K+ 1,400+ Active registered users Releases per year Applications 39.6 TB 2.7B Network traffic per day Database txns per day Infrastructure Secure, multi-tenant cloud State-of-the-art SaaS architecture Core Customer Experience | AI | Workflow 1 ~$110M annual spend on R&D in 2020 Capabilities Network Management | IoT & Exchange 1. 2020 reflects preliminary financial information. See “Disclaimer-Use of Projections.” 21 Source: CCC data ©2021 CCC Information Services Inc. All rights reserved.

C C C d e l i v e r s r e a l - w o r l d A I s o l u t i o n s a t e n t e r p r i s e s c a l e Real-world Adoption Example Solutions Built for Scale Damage Detection Hyperscale platform to 5+ support large volume of 9 of 10 years of AI concurrent users in consumers deployed in market prefer estimates real-time with heat maps Powered by >$1 trillion of Patented heat map technology to historical data, billions of automatically identify vehicle damage 50+ historical images, and Insurers using CCC CCC Smart Estimate many other types of data AI in production Seamless integration with ~30% customer workflows to productivity rapidly inject new AI 300+ increase vs. models and continuously baseline AI models in improve existing ones production World's first AI-powered estimating solution live in market 22 Source: CCC data ©2021 CCC Information Services Inc. All rights reserved.

$ 3 5 B + g l o b a l m a r k e t o p p o r t u n i t y Loss Adjustment Accuracy Ecosystem 1,600 Expense (LAE) $75B+ $50B+ $1T+ Claims handling Avoidable claims Claims expenses leakage payouts Claims 1,100 5:1 5:1 1% 1 Target value capture rate $15B+ $10B+ $10B+ Digitizing claims Eliminating Digitizing handling leakage ecosystem Other 500 addressable market with several adjacencies available $35B+ 1. Long-run target based on accelerating industry demand for digital solutions 23 Source: A.M. Best © A.M. Best Company – used by permission, CCC data and management estimates, McKinsey as of April 2020 ©2021 CCC Information Services Inc. All rights reserved. Global P&C Premiums ($B) Market Opportunity

M a n y e x p a n s i o n a d j a c e n c i e s a v a i l a b l e + Cross-sell existing products + Geographic expansion CCC Total Addressable Market + M&A opportunities $35B+ + Cross-sell existing products + Multi-line expansion + New product innovation + New customer expansion (digital / mobile, AI, repair + M&A opportunities quality, IoT, and more) + M&A opportunities $13B+ $9B+ 1 $598M CCC (2020) US Auto All US P&C Global P&C Represents +7% premium growth annually +5% premium growth annually +5% premium growth annually <30 bps of total 4 of top 5 in China 18 of top 20 16 of top 20 P&C claims spend Take rate by CCC customers on CCC platform on CCC platform on CCC platform (% of total 2 claims spend) <0.3% ~4.4% ~3.0% ~3.0% 1. Reflects preliminary financial results. See “Disclaimer-Use of Projections”. Revenue calculated on a non-GAAP basis. For a reconciliation to GAAP revenue, see Appendix 2. Auto take rate above full P&C because of complexity of auto claims and associated ecosystem 24 Source: A.M. Best © A.M. Best Company – used by permission, analyst reports, CCC data and estimates as of 2021 ©2021 CCC Information Services Inc. All rights reserved.

B u i l d i n g d u r a b l e , d i f f e r e n t i a t e d i n s u r a n c e p l a t f o r m i n C h i n a 3 of the world’s top Generational opportunity to digitize insurance economy in China 10 insurers are based in China – and all use CCC has early leadership position CCC solutions with insurers and is well positioned to establish similar ecosystem as in US 4 of China’s top 5 Building SaaS momentum with insurers use the CCC dealers and repairers in 100K+ location Chinese body shop market platform 25 Source: CCC data, Insurance Journal 25 ©2021 CCC Information Services Inc. All rights reserved

R i s i n g c o m p l e x i t y d r i v e s d e m a n d f o r d i g i t a l s o l u t i o n s VEHICLE STRUCTURE INTERNAL SYSTEMS ADAS / DIAGNOSTICS 33% 100M+ 900% # of repairable parts Avg. lines of code Growth in rate of repaired per claim since 2010 per vehicle vehicles scanned since 2017 CONNECTED CARS RIDESHARING CONSUMER ENGAGEMENT 66% 40M+ 41M % of new vehicles sold that are Monthly shared rides # of global mobile messages connected (2020 estimate) in the US (2019) per minute (2019) 26 Source: CCC data, Yahoo Finance, SBD Automotive, Statista, buildfire ©2021 CCC Information Services Inc. All rights reserved

L o n g - t e r m A D A S e v o l u t i o n w i l l c r e a t e n e w o p p o r t u n i t i e s ADAS-enabling the world’s vehicles …And accompanying rise in ADAS-driven will be multi-decade evolution… complexity will create new opportunities CLAIMS ADAS technology still developing, New solutions to manage with full self-driving among mass Technology complexity of ADAS-enabled market vehicles years away claims (liability, higher severity, routing, etc.) ADAS policy, regulatory, and liability framework will need to be Legal REPAIRS established and codified into law New solutions to manage complexity of ADAS-enabled repairs (ADAS calibration, Any new vehicle technology requires Car Parc repair procedures, etc.) decades to turn over US car parc, Transition given large existing installed base DATA / ANALYTICS New solutions to assess, price, and underwrite risk for There is ~$4 trillion worth of vehicles on US roads ADAS-enabled vehicles alone to transition to ADAS over time across entire ecosystem 27 Source: CCC data, Bureau of Transportation Statistics ©2021 CCC Information Services Inc. All rights reserved.

S t r o n g l o n g - t e r m c u s t o m e r r e t e n t i o n a n d g r o w t h Blue chip Sales growth index 2 70% customer base 10+ year insurance customers revenue from 10+ 1 year accounts 18 of top 20 Avg. revenue per long- term insurance customer insurers on platform (10+ years) has risen 80% from 2010-2019 98% Gross Dollar 100% 3 Retention +80% national MSO coverage 107% 12 of top 15 Net Dollar Index 3 Retention OEMs as customers = 100 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 1. Includes Auto Physical Damage (APD) insurance customers and repair facilities 2. Based on Insurance Auto Physical Damage (APD) portion of business which CCC has participated in for 10+ years 28 3. As of December 2019. Refer to “Definitions” page in Appendix ©2021 CCC Information Services Inc. All rights reserved.

P r o v e n a b i l i t y t o c r o s s - s e l l s o l u t i o n s : R e p a i r f a c i l i t y e x a m p l e s Repair facility cross-selling has Example: Rapid adoption of CCC Engage risen significantly over time package throughout 2020 Share of repair customers by # of subscribed products 7% 4% 10% 5+ 7% 10% CCC Engage is a digital CRM 14% 4 solution for repair facilities, 13% including services such as: 20% 3• Lobby check-in 18% • Remote photo estimating • Repair scheduling • Insurer collaboration 20% 2 89% 52% 36% 1 2010 2015 2020 2X revenue per repair facility since 2010 >25% of customer base adopted in past 12 months 29 Source: CCC data ©2021 CCC Information Services Inc. All rights reserved.

M u l t i p l e n e t w o r k e f f e c t s s t r e n g t h e n t h e C C C p l a t f o r m … and ecosystem expansion Insurer performance… … drives shop growth and efficiency… Higher customer sat Increased use of repair Real-time facility channel and performance parts sourcing Insurance Parts Repair Higher 155K 20M+ Improved Companies Suppliers customer Facilities Insurer / Parts quoted for accuracy sat and Repair Facility Repair Facilities and performance connections in 2020 efficiency Faster, more accurate, and Improved efficiency via Increased growth higher quality repairs integrated CCC ONE platform and performance 30 Source: CCC data ©2021 CCC Information Services Inc. All rights reserved.

Dealer Count ORDER PARTS CONVERT TO REPAIR ORDER C a s e S t u d y : P a r t s e x p a n s i o n Convert to RO K Be io ysn to ic n e Auto Parts 1-800 Radiator Parts Channel ~10% of GMV now facilitated electronically, Delivers today Delivers tomorrow Delivers in 2 days Cancel Cancel A/M RT Headlamp assy w/fog... RECY Radiator A/M RT Fender coup VW2503114 $139.00 1E0121253 $78.75 60211SVAA90ZZ with significant upside remaining Today Today 2 days A/M LT Headlamp assy w/fog... RECY Fan assy VW2502114 $139.00 1HM959455C $157.50 No Photo Today Tomorrow RECOND RT Side marker lamp 18-5399-01 $11.86 Today RECY Bumper cover 60211SVAA90ZZ $85.50 PO Total: $1,221.14 PO Total: $236.25 PO Total: 3 Purchase Orders $1,678.84 NEXT Integrated, real-time parts quoting and ordering via CCC platform CCC's reach, along with the ability to put a promotional price upfront, are game changers… The dealers love it, and their repair facility customers love it as well. We are so pleased by its performance and CCC's commitment to our partnership, that we have decided to make CCC part of our marketing strategy for the company and our dealers nationally.“ Launch - Bruce T. Smith, Senior VP Parts & Service, Honda 18 months 31 Source: CCC data ©2021 CCC Information Services Inc. All rights reserved.

G r o w t h l e v e r s d r i v e f u t u r e p e r f o r m a n c e New Markets § New customer segments § Multi-line expansion New Solutions § Geographic expansion § M&A opportunities § Insurer innovation § Repair facility innovation Upsell § Ecosystem innovation § Cross-sell existing § M&A opportunities § Packaging innovation New Customers Data & Insights Integrated Network Cloud Platform 32 ©2021 CCC Information Services Inc. All rights reserved.

L E A D I N G I N N O V A T I O N S ©2021 Information Services Inc. All rights reserved. 33

I n s u r a n c e p i l l a r : L e a d i n g c l a i m s d i g i t i z a t i o n Dealers 1 billion+ Medical Providers Aftermarket Parts days of annual cycle time Recyclers OEMs Consumers Other Suppliers Repair Insurers 300+ Facilities Labor Rentals 1 Sublets Insurers on platform Glass Lenders Fleets Towing Auctions 20M+ Government entities Resellers annual assignments sent 34 1. Includes self-insurers and other entities processing insurance claims ©2021 CCC Information Services Inc. All rights reserved. Insurance Economy (Auto)

I n s u r a n c e p i l l a r : M o b i l e a n d A I 80%+ of consumers prefer mobile claims navigation channels ~20% of industry repairable claims processed by photo estimate 90+ insurers on platform 35 ©2021 CCC Information Services Inc. All rights reserved.

I n s u r a n c e p i l l a r : M o b i l e a n d A I 300+ 500+ AI models in production human touches per traditional estimate 2.7B 50+ DB transactions per day insurers using CCC AI in production § Real-time part and labor prices § Tailored to local jurisdictions 100%+ § Deep insurer integration § Accepted by industry Growth in claims using 2+ 1 § Continuous feedback and learning CCC deep learning solutions 36 1. Based on 2020 vs. 2019 claim volumes for auto physical damage ©2021 CCC Information Services Inc. All rights reserved.

I n s u r a n c e p i l l a r : F r a u d p r e v e n t i o n GEO-TAGGING TELEMATICS MEDIA MANIPULATION 5-10% LINE-LEVEL AUDIT INJURY CAUSATION BILL REVIEW of P&C claims payouts PRIOR DAMAGE potentially fraudulent CROSS-CARRIER …AND MORE $1 trillion+ historical data 56K+ insurer audit rules active on platform 37 ©2021 CCC Information Services Inc. All rights reserved.

I n s u r a n c e p i l l a r : T o t a l L o s s a u t o m a t i o n ~20% of auto claims result in total loss ~70 days average cycle time per total loss 30+ LIENHOLDERS AUTOMATION years processing total loss vehicle valuations 38 ©2021 CCC Information Services Inc. All rights reserved.

R e p a i r p i l l a r : L e a d i n g r e p a i r w o r k f l o w Dealers ~80% Medical Providers Aftermarket Parts of repair value paid by insurers Recyclers OEMs Consumers Other Suppliers Repair Insurers 25K+ Facilities Labor Rentals 1 Sublets repair facility customers Glass Lenders Fleets Towing Auctions 155K+ Government entities Resellers DRP relationships 39 1. Includes other entities that estimate damaged vehicles ©2021 CCC Information Services Inc. All rights reserved. Insurance Economy (Auto)

R e p a i r p i l l a r : P h o t o e s t i m a t i n g 20M+ z repair estimates written on CCC platform every year 50M+ electronic customer communications sent 25%+ of repair customers adopting in past 12 months 40 ©2021 CCC Information Services Inc. All rights reserved.

R e p a i r p i l l a r : S h o p s c h e d u l i n g 20+ AC ACM ME E In Ins su ur ran anc ce e average days from loss reported to repair started 7.3M consumer reviews for vehicle repair 200M+ calendar entries made by repairers in CCC ONE 41 ©2021 CCC Information Services Inc. All rights reserved.

R e p a i r p i l l a r : R e p a i r p r o c e d u r e s 33% increase in parts per repairable claim since 2010 900% growth in rate of repaired vehicles scanned since 2017 2.3M repair procedures on CCC platform 42 ©2021 CCC Information Services Inc. All rights reserved.

R e p a i r p i l l a r : P a r t s o r d e r i n g $13B+ annual parts on CCC repairable estimates 25K+ 1 repair facility customers eligible for parts ordering 4K+ parts suppliers live on platform 43 1. Includes other entities that estimate damaged vehicles ©2021 CCC Information Services Inc. All rights reserved.

I n s u r a n c e e c o n o m y : L e a d i n g n e t w o r k Dealers 30K+ Medical Providers Aftermarket Parts companies on platform Recyclers OEMs Consumers Other Suppliers Repair Insurers 80 Facilities Labor Rentals Sublets Net Promoter Score Glass Lenders Fleets Towing Auctions 100% Government entities Resellers 1 multi-tenant cloud 44 1. Solutions rely on CCC and third-party hosted storage or processing, including private and public infrastructure ©2021 CCC Information Services Inc. All rights reserved. Insurance Economy (Auto)

I n s u r a n c e e c o n o m y : D i g i t a l p a y m e n t s REPAIR PAYMENT RECEIVED CLAIM PAYMENT SENT >50% of insurance payments are sent by check $100B+ PAYMENT COMPLETE commerce enabled annually by CCC 350M+ annual interface transactions LENDER PAYMENT RECEIVED MEDICAL PAYMENT RECEIVED 45 1. Based on 2020 vs. 2019 claim volumes for auto physical damage ©2021 CCC Information Services Inc. All rights reserved.

F I N A N C I A L O V E R V I E W ©2021 Information Services Inc. All rights reserved. 46

F i n a n c i a l h i g h l i g h t s 1 1 • 20+ consecutive years of adjusted revenue growth Consistent growth • Benefiting from strong network effect and expansion into new products at scale and accelerating • Proven ability to cross-sell solutions 2 2 Highly predictable, recurring • 96% recurring software revenue revenue model with strong • Long-term contracts across business with exclusive deals with insurers 3 customer retention• 98% Gross Dollar Retention (GDR) 3 2 • Adjusted Gross Margin of 75% Strong operating 4 leverage with ongoing • Adjusted EBITDA margin of 34% margin expansion• Continued investment in R&D to drive innovation and long-term growth 4 • Capital efficiency enables investment into future growth Capital-efficient • Low levels of working capital consumption business model • Modest Cap Ex requirements 1. Calculated on an adjusted non-GAAP basis. Total revenue is adjusted to exclude Casualty 1st Party Clinical (divested 2020) and discontinued Europe and Consumer Services businesses (discontinued 2001) 2. Calculated as of December 2020 and reflects preliminary financials results. See Disclaimer-Use of Projections. See “Definitions” in Appendix 3. As of December 2019. See “Definitions” in Appendix 4. Calculated as of December 2020 and reflects preliminary financial results. See Disclaimer-Use of Projections. Adjusted EBITDA margin is a non-GAAP financial measure. Calculated as Adjusted EBITDA divided 47 by Adjusted Revenue. See “Disclaimer-Non-GAAP Financial Measures” and the Appendix for a reconciliation to the most directly comparable GAAP measure ©2021 CCC Information Services Inc. All rights reserved.

A n n u a l r e c u r r i n g s o f t w a r e b u s i n e s s m o d e l 1 1 Recurring Software / SaaS Other 96% 4% 2 2 2020 Revenue 2020 Revenue Recurring Mostly Subscription Trans- Trans- actional actional Average Contracts: 3-5 Year Deals 1. See Recurring Software and Other Revenue definitions in Appendix 48 2. Calculated as of December 2020 and reflects preliminary financial information. See “Disclaimer-Use of Projections.” Calculated on a non-GAAP basis. For a reconciliation to GAAP revenue, see Appendix ©2021 CCC Information Services Inc. All rights reserved.

H i s t o r i c a l r e v e n u e a n d m a r g i n p e r f o r m a n c e 1 2 Adjusted Revenue Adjusted EBITDA (US $ in millions) (US $ in millions) 570 170 +10% 518 +13% 148 462 419 124 119 384 104 3 2015 2016 2017 2018 2019 2015 2016 2017 2018 2019 Annual Organic Adj. EBITDA 7% 9% 10% 12% 10% 27% 28% 27% 29% 30% 4 Growth (%) Margin (%) 1. Calculated on a non-GAAP basis. For a reconciliation to GAAP revenue, see Appendix 2. Adjusted EBITDA is a non-GAAP financial measure. See “Disclaimer-Non-GAAP Financial Measures” and the Appendix attached hereto for a reconciliation to Net Income (Loss), the most directly comparable GAAP measure 49 3. Includes a small acquisition mid-year which had $4mm of revenue with partial year impact of $2mm 4. Adjusted EBITDA margin is a non-GAAP financial measure. Calculated as Adjusted EBITDA divided by Adjusted Revenue. See “Disclaimer-Non-GAAP Financial Measures” ©2021 CCC Information Services Inc. All rights reserved.

2 0 2 0 f i n a n c i a l p e r f o r m a n c e 1 2 Adjusted Revenue Adjusted EBITDA (US $ in millions) (US $ in millions) +5% +19% 598 203 570 170 2019 2020 2019 2020 Adj. EBITDA 30% 34% Revenue growth through 2020 highlights resiliency of 3 Margin (%) recurring business model Double-digit adjusted EBITDA growth driven by combination of COVID impacted transactional volumes and portion of strong operating leverage and cost management through pandemic new business, temporarily impacting NDR from 107% to 4 Cost containment efforts were a combination of structural change 103% and one time initiatives Despite pandemic, subscription revenue and client Maintained investment levels in new product innovation retention was not impacted 1. 2020 reflects preliminary financial information. See “Disclaimer-Use of Projections.” Calculated on a non-GAAP basis. For a reconciliation to GAAP revenue, see Appendix 2. 2020 reflects preliminary financial information. See “Disclaimer-Use of Projections.” Adjusted EBITDA is a non-GAAP financial measure. See “Disclaimer-Non-GAAP Financial Measures” and the Appendix attached hereto for a reconciliation to Net Income (Loss), the most directly comparable GAAP measure 50 3. Adjusted EBITDA margin is a non-GAAP financial measure. Calculated as Adjusted EBITDA divided by Adjusted Revenue. See “Disclaimer-Non-GAAP Financial Measures” 4. 2020 reflects preliminary financial information. See “Disclaimer-Use of Projections.” See “Definitions” in Appendix for definition of NDR ©2021 CCC Information Services Inc. All rights reserved.

1 2 0 2 1 A d j u s t e d R e v e n u e f o r e c a s t (US $ in millions) 20-30 675 5-10 5-10 10-15 30 598 1 2 3 4 5 2020 Annualized Signed not COVID Committed Net new 2021 Revenue existing yet live normalization not yet business Revenue revenue signed 1. Full year impact of revenue opportunities realized in 2020 1 2. 2 New clients or cross sell opportunities signed in 2020, which will generate incremental revenue in 2021 once live 3. 3 COVID transactional volumes start to recover over depressed 2020 levels 4. 4 Client new business commitments that have not yet been signed but which are expected to roll out in 2021 5. 5 New business revenue ‘go get’ in year, including cross sell, upgrades and new logos 51 1. 2020 reflects preliminary financial information and 2021 reflects management forecast. See “Disclaimer-Use of Projections.” Reflects Revenue on a non-GAAP basis. See “Disclaimer-Non-GAAP Financial Measures” and the Appendix for a reconciliation to GAAP revenue ©2021 CCC Information Services Inc. All rights reserved.

1 2 0 2 1 A d j u s t e d E B I T D A f o r e c a s t (US $ in millions) 60-65 242 203 (10-12) (8-10) (5-7) 1 2 3 4 2020 Incremental Discretionary Public Operating 2021 Adj. EBITDA Investment Spend Company Costs Leverage Adj. EBITDA Adj. EBITDA 34% 36% 2 Margin (%) 1. 1 Increased P&L investment largely focused on R&D spend, net of select one-time cost reductions 2. 2 Normalized discretionary spend from depressed 2020 levels (travel, marketing, G&A) 3. 3 Incremental public company costs (D&O insurance, public company support costs) 4. EBITDA contribution from incremental revenue 4 1. 2020 reflects preliminary financial information and 2021 reflects management forecast. See “Disclaimer-Use of Projections.” Adjusted EBITDA is a non-GAAP financial measure. See “Disclaimer-Non- GAAP Financial Measures” and the Appendix attached hereto for a reconciliation to Net Income (Loss), the most directly comparable GAAP measure 52 2. Adjusted EBITDA margin is a non-GAAP financial measure. Calculated as Adjusted EBITDA divided by Adjusted Revenue. See “Disclaimer-Non-GAAP Financial Measures” ©2021 CCC Information Services Inc. All rights reserved.

L o n g - t e r m m o d e l i n g g u i d a n c e Long-term Targets 1 Organic Adjusted Revenue Growth 7-10% 1 Adjusted Gross Profit Margin 80% 2 Adjusted EBITDA Margin 45% Cap Ex as % of Revenue 4-7% Effective Tax Rate Mid 20s% Working Capital as % of Revenue Low single-digit consumption 1. Calculated on a non-GAAP basis. See “Disclaimer-Non-GAAP Financial Measures” 53 2. Adjusted EBITDA margin is a non-GAAP financial measure. Calculated as Adjusted EBITDA divided by Adjusted Revenue. See “Disclaimer-Non-GAAP Financial Measures” ©2021 CCC Information Services Inc. All rights reserved.

T R A N S A C T I O N O V E R V I E W ©2021 Information Services Inc. All rights reserved. 54

T r a n s a c t i o n s u m m a r y Transaction Overview Valuation ($mm) Enterprise Value ($mm) 1 § Fully distributed pro forma enterprise value of $7.0bn, or 29.1x CY21E Adj. EBITDA of 4 670.7 Shares Outstanding (mm) $242mm (x) Share Price $10.00 2 Equity Value $6,707 § Transaction to be funded by a combination of $690mm cash in trust , $175mm in FPA (+) Net Debt 342 proceeds, and a committed PIPE of $150mm from institutional investors Enterprise Value $7,049 § Significant alignment between existing CCC shareholders, the sponsor, and management: Transaction Multiples § 100% of existing CCC shareholders are rolling their equity into combined company Enterprise Value / CY21E Revenue 10.4x Enterprise Value / CY21E Adj. EBITDA 29.1x § Portion of sponsor and existing shareholder equity will be subject to earnout Net Debt / CY20E Adj. EBITDA 1.7x provisions Net Debt / CY21E Adj. EBITDA 1.4x § Transaction is expected to close in the second quarter of 2021 3 Post-Transaction Ownership Sources & Uses ($mm) Sources PIPE Investors Dragoneer 2 FPA $690 Dragoneer Cash in Trust Sponsor Shares 2.4% 2.8% FPA Proceeds 175 1.4% PIPE Proceeds 150 Dragoneer Public Cash on Balance Sheet 25 Shareholders Total Cash $1,040 10.9% 6 1,333 Rolling Debt 7 Rolling Equity 5,202 Existing CCC Total Sources $7,575 Shareholders 82.5% Uses 5 Cash to Balance Sheet $991 6 1,333 Rolling Debt 7 5,202 Rolling Equity Estimated Fees and Expenses 49 Total Uses $7,575 1. Adjusted EBITDA is a non-GAAP financial measure. See “Disclaimer-Non-GAAP Financial Measures” 2. Excludes a nominal amount of interest earned and $2.0mm from working capital loan from Dragoneer affiliates 3. Represents ownership at close. Share count of 630.3mm composed of 1) 520.2mm shares to be issued to existing CCC shareholders; 2) 69.0mm shares held by Dragoneer public shareholders; 3) 17.5mm shares associated with forward purchase agreements; 4) 15.0mm shares held by PIPE investors; and 5) 8.6mm Sponsor promote shares. Share count of 630.3mm excludes: 1) 59.7mm gross options to be issued to existing CCC optionholders (converts to 40.4mm CCC common shares through treasury stock method, see footnote 4); 2) 17.3mm Dragoneer public warrants (with strike price of $11.50 and redeemable at $18.00 / share); 3) 15.8mm Sponsor warrants (with strike price of $11.50), which does not include an incremental 2.0mm warrants that may be exchanged for the $2.0mm working capital loan from Dragoneer affiliates (strike price of $11.50); 4) 15.0mm existing shareholder earnout shares (composed of a single tranche with target price of $15.00 per share); and 5) 8.6mm Dragoneer Sponsor earnout shares (composed of a single tranche with a target price of $13.00); 6) An aggregate 3.5mm forward purchase warrants (with strike price of $11.50 and redeemable at $18.00 / share) to be issued as part of of the forward purchase units immediately prior to the Closing.This assumes zero redemptions by Dragoneer public shareholders 4. Includes incremental 40.4mm shares attributable to CCC’s existing optionholders calculated using treasury stock method assuming a weighted average strike price of $3.23 5. Estimated cash balance sheet as of consummation of the Business Combination. Gives effect to $134.6mm of Permitted Recapitalization Dividends declared and paid with cash since the signing of the Business Combination Agreement, but does not give effect to additional 55 $143.6mm of Permitted Recapitalization Dividends which may be paid substantially concurrently with the transaction close 6. Excludes $2.0mm balance of the working capital loan from Dragoneer affiliates 7. Based on 520.2mm shares to be issued to existing CCC shareholders (does not give effect to potential reduction in shares to existing CCC shareholders as a result of additional $143.6mm of Permitted Recapitalization Dividends)

C C C h a s a u n i q u e c o m b i n a t i o n o f a t t r i b u t e s r e l a t i v e t o p e e r s Insurtech Peers Vertical Software Peers Recurring Peer Average: 79% 1 Revenue % 2 96% 97% Market 89% 88% 87% 82% 80% 80% 80% Leader 72% 60% 56% Mission Critical Chariot_Guidance_Low GWRE DCT ADSK DSGX CDNS BSY VRSK TYL SNPS ANSS NEM-DE Network Effects 3 Rule of 40 Peer Average: 40% 56% 54% 52% 49% Proprietary 47% 47% 45% 42% Data Asset 37% 37% 22% SaaS 7% Model Chariot_Guidance_Low DCT GWRE VRSK DSGX ANSS ADSK CDNS BSY SNPS NEM-DE TYL 1. As of most recent fiscal year information available 56 2. Estimate as of December 31, 2020. 3. Rule of 40 calculated as CY21E Revenue Growth + CY21E Adj. EBITDA Margin Source: Company filings, and FactSet median broker consensus estimates as of April 9, 2021

P e e r b e n c h m a r k i n g – O p e r a t i n g m e t r i c s (US $ in millions) Insurtech Peers Vertical Software Peers 2021E Revenue Growth 18% Peer Average: 11% 14% 13% 13% 12% 9% 9% 8% 8% 8% 7% 2% Chariot_Guidance_Mid DCT GWRE ADSK BSY DSGX SNPS ANSS TYL NEM-DE CDNS VRSK 1 2021E Revenue $675 $263 $755 $4,261 $904 $390 $4,086 $1,847 $1,209 $2,894 $2,984 $758 2 49% 2021E Adj. EBITDA Margin Peer Average: 31% 43% 41% 39% 36% 34% 33% 32% 29% 29% 5% 2% Chariot_Guidance_Mid GWRE DCT VRSK ANSS DSGX CDNS ADSK SNPS BSY NEM-DE TYL 2021E Rule of 40 49% 7% 20% 56% 52% 54% 47% 47% 42% 45% 36% 37% 57 1. Reflects Revenue on a non-GAAP Basis. See “Disclaimer-Non-GAAP Financial Measures.” CCC 2021E Revenue reflects management forecast. See “Disclaimer – Use of Projections” 2. Adjusted EBITDA Margin is a non-GAAP financial measure. Calculated as Adjusted EBITDA divided by Revenue. See “Disclaimer-Non-GAAP Financial Measures.” CCC 2021E Adjusted EBITDA Margin reflects management forecast. See “Disclaimer-Use of Projections” Source: CCC Management, Company filings, and FactSet median broker consensus estimates as of April 9, 2021

P e e r b e n c h m a r k i n g – V a l u a t i o n m e t r i c s 1 Insurtech Peers Vertical Software Peers EV / 2021E Adj. EBITDA Peer Average: 38.9x 53.4x 50.9x 46.4x 40.7x 36.1x 35.8x 33.8x 30.5x 29.1x 22.8x NM NM 1 2 3 4 5 6 7 8 9 10 11 12 13 14 1 EV / 2021E Adj. EBITDA / 2021E Revenue Growth Peer Average: 4.1x 6.5x 4.6x 4.5x 4.4x 4.0x 3.4x 3.3x 3.1x 2.7x 2.3x NM NM Chariot_Guidance_Mid GWRE DCT TYL CDNS ANSS NEM-DE BSY ADSK SNPS VRSK DSGX 1. EV / 2021E Adj. EBITDA / 2021E Revenue Growth calculated by dividing 2021E EBITDA Multiple by 2021E Revenue Growth and multiplying by 100. Ex: Autodesk 2021E Adj. EBITDA multiple 46.4x / 2021E Revenue Growth (13.8% x 100) = 3.4x 58 Reflects Revenue on a non-GAAP basis. Adjusted EBITDA is a non-GAAP financial measure. See “Disclaimer-Non-GAAP Financial Measures.” CCC 2021E Adjusted EBITDA and 2021E Revenue Growth reflects management forecast. See “Disclaimer-Use of Projections” Note: “NM” indicates EBITDA multiples greater than 75x, EV / Adj. EBITDA / Revenue Growth multiples greater than 10x Source: CCC Management, Company filings, and FactSet median broker consensus estimates as of April 9, 2021

P e e r b e n c h m a r k i n g – V a l u a t i o n m e t r i c s 1 Insurtech Peers Vertical Software Peers EV / 2021E Revenue Peer Average: 13.9x 19.6x 17.5x 16.4x 15.6x 15.4x 14.1x 13.9x 11.1x 10.7x 10.4x 10.4x 10.0x Chariot_Guidance_Mid DCT GWRE ANSS BSY ADSK TYL CDNS DSGX VRSK NEM-DE SNPS 1 EV / 2021E Revenue / 2021E Revenue Growth Peer Average: 1.7x 4.7x 1.9x 1.8x 1.7x 1.5x 1.5x 1.3x 1.2x 1.1x 1.1x 1.1x 0.8x Chariot_Guidance_Mid GWRE DCT ANSS TYL CDNS VRSK NEM-DE BSY ADSK DSGX SNPS 59 1. EV / 2021E Revenue / 2021E Revenue Growth calculated by dividing 2021E Revenue Multiple by 2021E Revenue Growth and multiplying by 100. Ex: Autodesk 2021E Revenue Multiple 15.6x / 2021E Revenue Growth (13.8% x 100) = 1.1x Reflects Revenue on a non-GAAP basis. See “Disclaimer-Non-GAAP Financial Measures.” CCC 2021E Revenue and 2021E Revenue Growth reflect management forecasts. See “Disclaimer-Use of Projections” Source: CCC Management, Company filings, and FactSet median broker consensus estimates as of April 9, 2021

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A P P E N D I X ©2021 Information Services Inc. All rights reserved. 61

R e c o n c i l i a t i o n (US $ in millions) 1 2015 2016 2017 2018 2019 2020 Total Revenue $ 430 $ 466 $ 507 $ 570 $ 616 $ 633 Product Divestment [1st Party Clinical - revenue] (46) (47) (45) (52) (46) (35) Adjusted Revenue - Non-GAAP $ 384 $ 419 $ 462 $ 5 18 $ 570 $ 5 98 Adjusted Revenue Growth 9% 9% 10% 12% 10% 5% Net Income (Loss) $ 0 $ 12 $ 2 13 $ (55) $ (210) $ (22) (+) Interest Expense 47 46 71 90 89 77 (+) Income tax (benefit) (1) 6 (319) (3) (67) (0) (+) Depreciation & Amortization 70 68 109 127 128 116 (+) Impairment (Goodwill/Intangible) - - - - 207 - (+) Stock-based compensation 3 1 20 8 8 11 (+) Private equity deal costs - - 34 0 0 - (+) IPO Readiness - - - - - 1 (+) Loss on early retirement of debt - - 14 - - 9 (+) Change in FV of swap (gain)/loss - - (10) (7) 22 13 Adjusted EBITDA - Non-GAAP before 1st Party Clinical $ 119 $ 133 $ 132 $ 161 $ 177 $ 2 07 (-) Product Divestment [1st Party Clinical - revenue] (46) (47) (45) (52) (46) (35) (+) Product Divestment [1st Party Clinical - cost of revenue] 31 33 37 39 40 31 Adjusted EBITDA - Non-GAAP $ 104 $ 119 $ 124 $ 148 $ 170 $ 203 Adjusted EBITDA Margin 27% 28% 27% 29% 30% 34% 1. 2020 reflects preliminary financial information. See “Disclaimer-Use of Projections.” 62 ©2021 CCC Information Services Inc. All rights reserved.

R e c o n c i l i a t i o n ( c o n t i n u e d ) (US $ in millions) 1 2018 2019 2020 Adjusted Cost of Revenue Calculation: Cost of revenue - GAAP $ 2 13 $ 226 $ 208 (-) Product Divestment [1st Party Clinical] (39) (40) (31) (-) Amortization of Intangible Asset - Acquired Technology (28) (28) (26) (-) Impairment of Intangible Assett - Acquired Technology - (6) - (-) Stock Compensation (0) (0) (0) Total Cost of Revenue - Non-GAAP $ 145 $ 1 51 $ 151 Adjusted Gross Margin - Non-GAAP $ 374 $ 419 $ 448 Adjusted Gross Margin % - Non-GAAP 72% 73% 75% 1. 2020 reflects preliminary financial information. See “Disclaimer-Use of Projections.” 63 ©2021 CCC Information Services Inc. All rights reserved.

D e f i n i t i o n s Term Definition Calculated by dividing (a) annualized software revenue recorded in the last month of the measurement period for unique billing accounts that generated revenue during the corresponding month of the prior year by (b) Software annualized software revenue as of the corresponding month of the prior year. The calculation includes changes for these billing accounts, such as additional solutions purchased, changes in pricing and Net Dollar Retention transaction volume, but does not reflect revenue for new customer billing accounts added. The calculation excludes: 1) one-time revenue related to volume true-ups and professional services (including implementation and consulting revenue), and 2) annualized software revenue for smaller customers with annualized software revenue below the threshold of $100,000 for carriers and $4,000 for shops. Calculated by dividing (a) annualized software revenue recorded in the last month of the measurement period in the prior year, reduced by annualized software revenue for unique billing accounts that are no longer customers as of the current period end by (b) annualized software revenue as of the corresponding month of the prior year. The calculation reflects only customer losses and does not reflect customer expansion Gross Dollar Retention or contraction for these billing accounts and does not reflect revenue for new customer billing accounts added. The calculation excludes: 1) changes in estimates for one-time revenue related to volume true-ups and professional services (including implementation and consulting revenue), and 2) annualized software revenue for smaller customers with annualized software revenue below the threshold of $100,000 for carriers and $4,000 for shops. Software subscriptions and hosted services are recognized over time and provide customers with the right to use the hosted software over the Recurring Software Revenue contract period without taking possession of the software, and are billed on either a subscription or transaction basis. Software revenues are billed on a subscription or transaction basis under multi-year contracts for services. Comprised of professional services, implementation fees and other non-software services. Implementation fee revenue is recognized ratably Other Revenue over the contract period while other non-software services revenue is recognized in the period the service is performed. 64 ©2021 CCC Information Services Inc. All rights reserved.

C o n s o l i d a t e d b a l a n c e s h e e t s (US $ in millions) 2018 2019 ASSETS Current Assets: Cash and Cash Equivalents $ 57 $ 93 Accounts Receivable - Net of Allowances of $3,970 and $3,024 for 2019 and 2018, Respectively 59 64 Income Taxes Receivable 4 6 Deferred Contract Costs 2 13 Other Current Assets 15 19 Total current assets $ 1 38 $ 195 Software, Equipment and Property $ 82 $ 90 Intangible Assets - Net 1,700 1,411 Goodwill 1,493 1,467 Deferred Financing Fees, Revolver 2 1 Long term Deferred Contract Costs 3 18 Other Assets 22 3 Total $ 3,439 $ 3 ,185 LIABILITIES AND STOCKHOLDERS' EQUITY Current Liabilities: Accounts Payable $ 11 $ 15 Accrued Expenses 45 53 Income Taxes Payable 1 2 Current Portion of Long-term Debt 10 10 Current Portion of Long Term Licensing Agreement - Net of Discount 2 2 Deferred Revenues 23 25 Total Current Liabilities $ 93 $ 108 Long Term Debt: First Lien Term Loan - Net of Discount & Fees $ 953 $ 9 47 Second Lien Term Loan - Net of Discount & Fees 365 366 Total Long Term Debt $ 1 ,319 $ 1,314 Deferred Income Taxes - Net $ 414 $ 333 Long Term Licensing Agreement - Net of Discount 41 39 Other Liabilities 3 12 Total Liabilities $ 1 ,869 $ 1,806 Total Stockholders' Equity $ 1 ,570 $ 1,379 Total $ 3,439 $ 3,185 65 Note: Financial information presented is subject to audit pursuant to the standards of the Public Company Accounting Oversight Board (PCAOB), which may result in adjustments. Subtotals and totals may not sum due to rounding effect. ©2021 CCC Information Services Inc. All rights reserved.

C o n s o l i d a t e d s t a t e m e n t s o f c a s h f l o w s (US $ in millions) 2018 2019 CASH FLOWS FROM OPERATING ACTIVITIES: Net loss $ (55) $ (210) Adjustments to reconcile net loss to net cash provided by operating activities: Depreciation and amortization of software, equipment, and property 15 18 Amortization of intangible assets 113 109 Impairment of goodwill and intangible assets‑ 207 Deferred income taxes (4) (84) Stock-based compensation 7 7 Amortization of deferred financing fees 5 5 Amortization of discount on debt 1 1 Change in fair value of interest rate swaps (7) 22 Other Adjustments (2) (9) Net cash provided by operating activities $ 72 $ 66 CASH FLOWS FROM INVESTING ACTIVITIES: Purchases of software, equipment, and property $ (20) $ (20) Purchase of intangible asset‑ (0) Purchase of equity investment‑ (0) Net cash used in investing activities $ (20) $ (21) CASH FLOWS FROM FINANCING ACTIVITIES: Principal payments on long-term debt $ (10) $ (10) Proceeds from exercise of stock options‑ 1 Distributions to shareholders (50) - Repurchase of Series B common stock (0) (0) Net cash used in financing activities $ (60) $ (9) NET EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS $ (0) $ (0) NET CHANGE IN CASH AND CASH EQUIVALENTS $ (8) $ 36 CASH AND CASH EQUIVALENTS: Beginning of year $ 66 $ 57 End of year 57 93 NONCASH INVESTING AND FINANCING ACTIVITIES: Unpaid liability related to capital expenditures $ 43 $ 7 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: Cash paid for interest $ 86 $ 87 Cash paid for income taxes, net of refunds 4 18 66 Note: Financial information presented is subject to audit pursuant to the standards of the Public Company Accounting Oversight Board (PCAOB), which may result in adjustments. Subtotals and totals may not sum due to rounding effect. ©2021 CCC Information Services Inc. All rights reserved.